March 9, 2006

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSI Asset Securitization Corporation
Registration Statement on Form S-3
Filed February 6, 2006
File No. 333-131607 (the “Registration Statement”)

Mr. Webb:

Thank you for your most recent comments dated March 3, 2006 on the Registration Statement of HSI Asset Securitization Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Mr. Max A. Webb
March 9, 2006

We hereby confirm that the depositor, each issuing entity previously established by the depositor and an affiliate of the depositor (identified below) has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. An affiliate of the depositor, Household Mortgage Funding Corporation III, has offered four series of asset-backed securities involving the same asset class as that described in this registration statement:

•	Household Mortgage Loan Trust 2002-HC1 (0001176972)
•	Household Mortgage Loan Trust 2003-HC1 (0001250999)
•	Household Mortgage Loan Trust 2003-HC2 (0001266873)
•	Household Mortgage Loan Trust 2004-HC1 (0001301434)

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424-(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. We expect to file finalized agreements within fifteen days following the closing of the related takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We hereby note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. In addition, we hereby confirm with reference to Rule 409 that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Mr. Max A. Webb
March 9, 2006

Prospectus Supplements

General

5.
Please note that all page references under this section are to the Prospectus Supplement for Certificates unless otherwise stated. Please confirm that you will make revisions, as necessary, to both prospectus supplements.

We note that page references are to the prospectus supplement for certificates unless otherwise noted and confirm that we will make revisions, as necessary, to both prospectus supplements.

6.
We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

We have provided a graphic illustration of the flow of funds, payment priorities and allocations at page S-8 in the prospectus supplement for certificates and page S-7 in the prospectus supplement for notes.

7.
If applicable, please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of Regulation AB.

We have included a separately captioned section for legal proceedings on page S-68 in the prospectus supplement for certificates and on page S-58 in the prospectus supplement for notes. We will provide current information regarding legal proceedings to the extent material for each transaction party at the time of each takedown.

8.
We note that page 51 of the base prospectus contemplates a pre-funding account to purchase additional mortgage loans. Please provide a bracketed placeholder in the supplement showing that you will provide the disclosure required by Items 1111(g) and 1103(a)(5) of Regulation AB.

We have provided bracketed placeholders beginning on page S-4 (Item 1103(a)(5)) and beginning on page S-35 (Item 1111(g)) of the prospectus supplement for certificates and page S-4 (Item 1103(a)(5)) and beginning on page S-31 of the prospectus supplement for notes indicating that we will provide the information required by Items 1103(a)(5) and 1111(g) of Regulation AB to the extent applicable to a takedown.

Mr. Max A. Webb
March 9, 2006

Cover Page

9.
Please revise the second paragraph in the box on the left here and in the Prospectus Supplement for Notes, and all such references throughout the registration statement (i.e. page S-25), to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the “issuing entity.”

We have made the requested revisions.

Summary, page S-1

10.
Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

We believe that the information set forth under Payments of Principal on pages S-10 and S-11 and Optional Redemption of the Trust on page S-14 of the prospectus supplement for certificates and under Payments of Principal on pages S-8 and S-9 and Optional Redemption of the Trust on page S-11 of the prospectus supplement for notes is appropriately responsive to Item 1103(a)(3)(vii) of Regulation AB.

Fees and Expenses, page S-11

11.
We note your disclosure that servicer fees will be paid before payments on the certificates are made, however, please identify from what source these fees will be paid. Refer to Item 1103(a)(7) of Regulation AB.

We have revised the language on page S-13 of the prospectus supplement for certificates and page S-10 of the prospectus supplement for notes to identify the source from which the servicing fee will be paid.

Assignment of the Mortgage Loans, page S-34

Representations and Warranties Relating to the Mortgage Loans, page S-36

12.
Please explain what you mean what you say that no loan will have been more than 30 days delinquent “exclusive of any grace period.” Please confirm that you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Mr. Max A. Webb
March 9, 2006

The language “exclusive of any grace period” means that any grace periods were disregarded in determining whether any mortgage loan had been more than 30 days delinquent. Accordingly, we hereby confirm that we will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Description of the Certificates, page S-41

Supplemental Interest Trust, page S-50

13.
We note your bracketed placeholder regarding the significant percentage on page S-43 of the Prospectus Supplement for Notes. Please revise to provide the information required by Item 1115(a)(4) of Regulation AB in the Prospectus Supplement for Certificates.

We have made the requested revisions to the prospectus supplement for certificates.

14.	To the extent practicable, please provide bracketed disclosure if the significant percentage of the relevant interest rate corridor is 10% or more. Refer to Items 1115(b)(1) and (2) of Regulation AB.

We have made the requested revisions to the prospectus supplement for certificates and the prospectus supplement for notes.

The Sponsor and Seller, page S-61

Securitization Program, page S-62

15.
We note that the sponsor will acquire the residential mortgage loans from various third party originators. Please include, in an appropriate section of the prospectus supplement, a bracketed placeholder to show that you will describe the origination program and experience of originators that originate or are expected to originate 20% or more of the pool assets. Refer to Item 1110(b) of Regulation AB.

We have included on page S-67 of the prospectus supplement for certificates and page S-57 of the prospectus supplement for notes bracketed placeholders for a description of the origination program and experience of originators that originate or are expected to originate 20% or more of pool assets.

The Master Servicer, page S-64

16.
Please confirm that you will provide the identifying information and experience for all affiliated servicers and unaffiliated services that represent 20% or more of the pool assets. Refer to Item 1108(b) of Regulation AB.

Mr. Max A. Webb
March 9, 2006

We hereby confirm that we will provide the identifying information and experience for all affiliated servicers and unaffiliated servicers that represent 20% or more of the pool assets.

The Trustee, page S-70

17.	Please confirm that your will provide the disclosure required by Item 1109.

We hereby confirm that we will provide the disclosure required by Item 1109 of Regulation AB in connection with each takedown.

Annexes

18.	We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus supplement.

We have added language explicitly incorporating each Annex into the text the first time a reference to such Annex appears in each prospectus supplement.

Base Prospectus

19.	Please direct us to the discussion of swaps in the base prospectus.

We have added a new section under the heading “Derivatives” beginning on page 90 of the base prospectus.

Use of Proceeds, page 36

20.
We note that you will use net proceeds from the sale of securities in part to pay the costs of structuring and issuing the securities. Please include a bracketed placeholder in an appropriate section of the prospectus supplements to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

We have included a bracketed placeholder to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds on page S-60 of the prospectus supplement for certificates and page S-50 of the prospectus supplement for notes.

Mr. Max A. Webb
March 9, 2006

Description of the Securities, page 45

Principal and Interest on the Securities, page 54

21.
We note the disclosure that for variable or adjustable security interest rates, that the method of determining the interest rate will be described in the prospectus supplement. Please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

We hereby confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of Credit Support, page 83

22.
Please revise to specify what you mean by your reference to a similar credit support instrument and delete that vague phrase itself. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.

We have deleted the reference to a similar credit support instrument.

23.
Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class.

We have included bracketed placeholders on page S-59 of the prospectus supplement for certificates and page S-49 of the prospectus supplement for notes.

Part II

24.	Please provide the new undertakings required under Securities Act Reform. Refer to item 512(a) of Regulation S-K.

We have revised the undertakings as required under Securities Act Reform.

Mr. Max A. Webb
March 9, 2006

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4125.

Very truly yours,

Peter C. Morreale

Enclosures

cc:	Jon Voigtman
Susan Helfrick